WeTrade Group Inc.

No. 1 Gaobei South Coast
Yi An Men 111 Block 37
Chao Yang District
Beijing City, People's Republic of China

March 2, 2020

Michael C. Foland
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: WeTrade Group Inc.
Request for Withdrawal of Registration Statement on Form S-1(Post-Effective Amendment No. 1)
Filed February 10, 2020 (corrected February 27, 2020)
File No. 333-233165

Dear Mr. Foland:

Pursuant to Securities and Exchange Commission Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WeTrade Group Inc., a Wyoming corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Post-Effective Amendment No. 1) (File No. 333-233165), filed with the Commission on February 10, 2020 (corrected February 27, 2020). This application is being made because the Company will be filing a new Form S-1 regarding the equity line financing transaction that was the subject matter of the Amendment to the Registration Statement.

The Company confirms that the Amendment to the Registration Statement has not been declared effective by the Commission; no securities have been or will be issued or sold pursuant to the Amendment to the Registration Statement or the prospectus contained therein; and, no preliminary prospectus contained in the Amendment to the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Please direct any further comments or questions you may have to the company’s Chief Financial Officer Che Kean Tat at keithche8383@outlook.com

Thank you.

Sincerely,

/S/ Dai Zheng
Dai Zheng
CEO/Director